SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general, pursuant to Article 21-L, paragraph 3 of CVM Instruction 481/2009 that:

The Extraordinary Shareholders’ Meeting scheduled for November 7, 2019, as per the Notice to Shareholders published on September 13, 2019, was postponed to December 2, 2019. The change was due to the resignation of a member of the Nominating and Appraisal Committe and the need to comply with the governance rules, pursuant to applicable legislation, by having the controlling shareholder fill the position at a majority vote of holders of common shares. It is noteworthy that all other matters provided for in that Meeting are maintained, including the election, by a separate vote of non-controlling holders of common shares, of an alternate member of the Company's Fiscal Council to complete the current term of office, due to the resignation of Ms. Vanessa C. Lopes.

In view of the above, and observing Article 21-L, paragraph 1 of the same instruction, the Company announces that the names of candidates to be included in the Remote Voting Form may be sent up to 25 days before the date of said Extraordinary Shareholders’ Meeting, observing the percentage of shares provided for in Annex 21-LI.

All other information and instructions related to the Extraordinary Shareholders’ Meeting will be included in the Call Notice, the Management Proposal, the Meeting Participation Manual and the Remote Voting Form, which, as provided for in Article 8 of the Company's Bylaws, will be filed up to thirty (30) days prior to the date of the meeting. Any change to the date of the

Extraordinary Shareholders’ Meeting will be communicated in a timely manner, pursuant to applicable legislation.

Curitiba, October 8, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 7, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.